UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

(Commission File No. 001-43107)

SATELLOS BIOSCIENCE INC.

(Translation of registrant’s name into English)

Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2800

Toronto, Ontario, ON M5J 2J3

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐               Form 40-F ☒

Exhibits 99.1 and 99.2 of this Form 6-K are incorporated by reference into the Registrant’s Registration Statement on Form F-10 (File No. 333-293229) and the Registrant’s Registration Statement on Form S-8 (File No. 333-294666).

Exhibits

Exhibit	Description

99.1	Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2026 and 2025 (Unaudited)
99.2	Management’s Discussion and Analysis for the three months ended March 31, 2026, and 2025
99.3	Press Release, dated May 15, 2026
99.4	Form 52-109F2 Certification of Interim Filings by CEO
99.5	Form 52-109F2 Certification of Interim Filings by CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Satellos Bioscience Inc.

By:	/s/ Elizabeth Williams, CPA, CA
Name:	Elizabeth Williams, CPA, CA
Title:	Chief Financial Officer

Date: May 15, 2026